Exhibit 99.1

November 21, 2018

FRONTEO announces a change in business name of its subsidiary company

FRONTEO, Inc. (Headquarters: Minato-ku, Tokyo; Chief Executive Officer and Chairman of the Board: Masahiro Morimoto) announced today that there will be a change in the business name of its subsidiary company, Payment Card Forensics, Inc. (PCF).

1.	Change in business name
(1)	New trade name

P.C.F. FRONTEO, Inc.

(2)	Reason for change

PCF conducts investigations of information leakage for the credit card industry and provides information security management support services. It possesses the latest knowledge, expertise, and investigation technology to deal with unauthorized access from external sources.

In addition, FRONTEO has led the digital forensics industry in Japan since its earliest days and, in recent years, has provided legal tech services such as large-scale investigations represented by third-party committee investigations, with a focus on internal fraud investigations within companies.

On this occasion, PCF will change its business name to further clarify that both PCF and FRONTEO are cooperating in promoting business operations.

(3)	Scheduled date of business name change

January 1st, 2019

2.	Overview of this subsidiary

Current business name	Payment Card Forensics, Inc.
Address	Meisan Takahama building, 2‑12‑23, Konan, Minato-ku, Tokyo
Founded	August 17th, 2010
President	Shusaku NOZAKI
Business description	Forensic investigations and evaluations specializing in payment cards, vulnerability diagnosis services, and PCI DSS compliance services
Capital	20,000,000 yen

About FRONTEO, Inc.

FRONTEO, Inc. (“FRONTEO”) (NASDAQ: FTEO) (TSE: 2158) supports the analysis of big data based on behavior informatics by utilizing its technology, "KIBIT". FRONTEO’s KIBIT technology is driven by FRONTEO artificial intelligence based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. FRONTEO provides e-discovery and litigation support by making full use of its data analysis platform, "Lit i View", and its Predictive Coding technology adapted to Asian languages. The company name was changed from UBIC, Inc. to FRONTEO, Inc. as of July 1, 2016.

For more information about FRONTEO, contact global_pr@fronteo.com or visit

http://www.fronteo.com/global/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT: FRONTEO Global PR

global_pr@fronteo.com